Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of July 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 27, 2006

List of materials

Documents attached hereto:


i)Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2006

                                            Sony Corporation
                                            6-7-35 Kitashinagawa
                                            Shinagawa-ku
                                            Tokyo 141-0001 Japan

News & Information

                                                     No: 06-063E
                                    3:00 P.M. JST, July 27, 2006

                 Consolidated Financial Results
           for the First Quarter Ended June 30, 2006

Tokyo, July 27, 2006 -- Sony Corporation today announced its consolidated results for the first quarter of the fiscal year ending March 31, 2007 (April 1, 2006 to June 30, 2006).


                     (Billions of yen, millions of U.S. dollars,
                                       except per share amounts)
                                     First quarter ended June 30
                              2005       2006  Change      2006*
                                               in Yen
----------                  ------     ------  ------     ------
Sales and operating       Y1,568.1   Y1,744.2   +11.2%   $15,167
 revenue**
Operating income (loss)       (6.6)      27.0       -        235
Income before income          12.9       54.0  +318.7        470
 taxes
Equity in net income          (9.1)       3.6       -         32
 (loss) of affiliated
 companies
Net income (loss)             (7.3)      32.3       -        281

Net income (loss)
 per share of common stock
 - Basic                    (Y8.68)    Y32.25       -      $0.28
 - Diluted                   (8.68)     30.75       -       0.27

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S.
GAAP").

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y115=U.S.$1, the approximate
Tokyo foreign exchange market rate as of June 30, 2006.

** Effective the first quarter of the fiscal year ending March 31, 2007, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income
(loss) and other income for the first quarter of the fiscal year ended March 31, 2006 have been reclassified to conform with the presentation of these items for the first quarter of the fiscal year ending March 31, 2007. Royalty income for the first quarters ended June 30, 2005 and 2006 was Y8.7 billion and Y8.6 billion, respectively. These amounts were recorded primarily within the Electronics segment.


Consolidated Results for the First Quarter Ended June 30, 2006
--------------------------------------------------------------
Sales and operating revenue ("sales") increased 11.2% compared with the same quarter of the previous fiscal year; on a local currency basis sales increased 6%. (For all references herein to results on a local currency basis, see Note I.)

Sales within the Electronics segment increased 13.5%. Products such as BRAVIA TM LCD televisions contributed to the sales increase, although there was a decline in sales of such products as CRT and plasma televisions. In the Game segment, sales decreased 29.1% compared to the same quarter of the previous fiscal year primarily as a result of a decrease in hardware unit sales of PlayStation(R)2 ("PS2") and PSP(R) (PlayStation(R) Portable) ("PSP"), as well as a decrease in PS2 software sales. In the Pictures segment, there was a 41.8% increase in revenue mainly due to the success of The Da Vinci Code. In the Financial Services segment, revenue decreased by 19.3% mainly due to a decrease in valuation gains in the general account and the separate account at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income of Y27.0 billion ($235 million) was recorded, an improvement of Y33.6 billion compared to the operating loss recorded in the same quarter of the previous fiscal year.

In the Electronics segment, there was a significant improvement compared to the operating loss recorded in the same quarter of the previous fiscal year and operating income was recorded. This was principally a result of an improvement in the cost of sales ratio and a sales increase of such products as BRAVIA LCD televisions, coupled with favorable exchange rates. In the Game segment, although combined profit from the PS2 and PSP businesses was relatively unchanged, operating loss increased primarily as the result of the recording of charges associated with preparation for the launch of the PLAYSTATION(R)3 ("PS3") platform, in addition to continued high research and development costs associated with PS3. In the Pictures segment, an operating loss was recorded primarily as a result of higher marketing costs incurred for upcoming second quarter theatrical releases and lower contributions during the current quarter from the prior fiscal year film slate. In the Financial Services segment, there was a decrease in operating income mainly attributable to the decrease in valuation gains in the general account at Sony Life.

Restructuring charges, which are recorded as operating expenses, amounted to Y10.7 billion ($93 million) for the quarter compared to Y15.9 billion for the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y10.1 billion ($88 million) compared to Y15.5 billion in the same quarter of the previous fiscal year.

Income before income taxes increased to Y54.0 billion ($470 million), compared to Y12.9 billion in the same quarter of the previous year, as a result of an improvement in the net effect of other income and expenses, in addition to the significant improvement in operating income (loss). The net effect of other income and expenses improved principally due to the recording of a foreign exchange gain, net, compared to the foreign exchange loss, net, recorded in the same quarter of the previous fiscal year, as well as an increase in gain on sales of securities investments, net. With regard to the gain on change in interest in subsidiaries and equity investees, a gain of Y18.0 billion ($157 million) was recorded during the current quarter resulting from the transfer of 51% of the stock in StylingLife Holdings Inc. ("StylingLife"), a holding company that comprised six of Sony's retail businesses, to a wholly-owned subsidiary of Nikko Principal Investments Japan Ltd. However, despite this transaction, gain on change in interest in subsidiaries and equity investees remained relatively unchanged compared to the same quarter of the previous fiscal year, as a Y17.9 billion gain on change in interest in subsidiaries and equity investees from the sales of a portion of the stock in So-Net M3 Inc., a consolidated subsidiary of Sony Communication Network Corporation ("SCN"), and in DeNA Co., Ltd., an equity affiliate of SCN, was recorded in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, the effective tax rate was 45.8% compared to an effective tax rate of 93.4% in the same quarter of previous year. The effective tax rate of the same quarter of previous year exceeded the Japanese statutory tax rate due primarily to the recording of valuation allowances against deferred tax assets by several of Sony's Japanese and overseas consolidated subsidiaries.

Equity in net income of affiliated companies of Y3.6 billion ($32 million) was recorded, an improvement of Y12.7 billion from the equity in net loss recorded in the same quarter of the previous fiscal year. S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., for the manufacture of amorphous TFT LCD panels, contributed Y3.4 billion ($30 million) to equity in net income before the elimination of unrealized intercompany profits as a result of a significant increase in LCD panel shipments, an improvement of Y11.0 billion compared to the same quarter of the previous fiscal year. Sony recorded equity in net income for Sony Ericsson Mobile Communications AB ("Sony Ericsson") of Y10.2 billion ($89 million), an increase of Y5.6 billion compared to the same quarter of the previous year. An equity in net loss of Y4.6 billion ($40 million) was recorded by Sony for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), an increase in the amount of equity loss of Y3.6 billion compared to the same quarter of the previous fiscal year, primarily due to lower sales stemming from the change in timing of several key releases into the second half of the calendar year. Sony also recorded equity in net loss of approximately Y2.6 billion ($22 million) for Metro-Goldwyn-Mayer Inc. ("MGM")*, an improvement of Y3.9 billion compared to the same quarter of the previous fiscal year. The equity in net loss for MGM includes non-cash interest of Y1.6 billion ($14 million) on cumulative preferred stock, compared to the Y1.2 billion of non-cash interest on cumulative preferred stock recorded in the same quarter of the previous fiscal year.

*On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

As a result, net income of Y32.3 billion ($281 million) was recorded, an improvement of Y39.6 billion compared to the net loss recorded in the same quarter of the previous fiscal year.


Operating Performance Highlights by Business Segment
----------------------------------------------------

Electronics
-----------          (Billions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating   Y1,128.4   Y1,280.9       +13.5%   $11,138
 revenue
Operating income         (26.7)      47.4           -        412
 (loss)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales increased by 13.5% compared to the same quarter of the previous fiscal year (a 8% increase on a local currency basis). Sales to outside customers increased 19% compared to the same quarter of the previous fiscal year. There was an increase in sales of products including BRAVIA LCD televisions, which experienced favorable sales in all regions, Cyber-shot TM digital cameras and "VAIO" PCs, where favorable sales of notebook PCs were recorded. On the other hand, there was a decrease in sales of several products including CRT and plasma televisions. CRT televisions experienced a continued shift in demand towards flat panel televisions and new product development of plasma televisions has been terminated.

Operating income of Y47.4 billion ($412 million) was recorded, an improvement of Y74.1 billion compared with the Y26.7 billion operating loss recorded in the same quarter of the previous fiscal year. This was primarily the result of an improvement in the cost of sales ratio, an increase in sales to outside customers, as well as favorable foreign exchange rates, although this was partially offset by an increase in loss on sale, disposal or impairment of fixed assets. With regard to products within the Electronics segment, the improvement was mainly attributable to strong sales of Cyber-shot digital cameras and BRAVIA LCD televisions, as well has "Handycam(R)" video cameras, which experienced increased sales of high value-added models, and broadcast-use equipment, which experienced strong sales of high definition broadcast production equipment. Other products which contributed positively included CRT televisions, where fixed costs have been lowered as a result of previous restructuring activities. This was partially offset by a decrease in contribution from other products including system LSIs, where sales of semiconductors to the Game segment decreased.

Inventory, as of June 30, 2006, was Y807.6 billion ($7,023 million), which represents a Y233.3 billion, or 40.6%, increase compared with the level as of June 30, 2005 and a Y141.8 billion, or 21.3%, increase compared with the level as of March 31, 2006. This increase was primarily a result of increased LCD television inventory in connection with the expansion of Sony's LCD television business and increased semiconductor inventory in preparation for the PS3 launch.


Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------
The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income (loss) of affiliated companies.

Sales for the quarter were Euro 2,272 million, representing a year-on-year increase of Euro 658 million, or 41%. Income before taxes was Euro 211 million and net income was Euro 143 million, representing year-on-year increases of Euro 124 million, and Euro 68 million, respectively. Results were boosted by sales of hit models such as "Walkman(R)" phones and camera phones. As a result, equity in net income of Y10.2 billion ($89 million) was recorded by Sony.

Game
----                 (Billions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating     Y172.8     Y122.5       -29.1%    $1,065
 revenue
Operating loss            (5.9)     (26.8)          -       (233)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 29.1% compared with the same quarter of the previous fiscal year (a 32% decrease on a local currency basis).

Hardware: There was a decrease in sales as a result of lower PS2 and PSP unit sales compared to the same quarter of the previous fiscal year when there was continued strong demand for the new PS2 model. On a regional basis, sales increased in Europe, but decreased in Japan and the U.S.

Software: Although sales from PSP software increased compared to the same quarter of the previous fiscal year, overall software sales decreased in Japan, the U.S. and Europe mainly as a result of a decrease in sales from PS2 software.

The amount of operating loss increased by Y20.9 billion compared with the same quarter of the previous fiscal year. This deterioration was due primarily to the recording of charges associated with preparation for the launch of the PS3 platform, in addition to continued high research and development costs associated with PS3, although combined profit from the PS2 and PSP businesses was relatively unchanged.

Worldwide hardware production shipments:*
  -> PS2: 2.54 million units (a decrease of 0.99 million units) -> PSP: 2.02 million units (a decrease of 0.07 million units)
Worldwide software production shipments:*
  -> PS2: 33 million units (a decrease of 2 million units)
  -> PSP: 9.1 million units (an increase of 4.2 million units)

*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of June 30, 2006, was Y122.0 billion ($1,061 million), which represents a Y37.9 billion, or 45.1%, increase compared with the level as of June 30, 2005. This increase was primarily a result of the worldwide full-scale deployment of the PSP platform. Inventory, as of June 30, 2006, was a Y10.5 billion, or 9.4%, increase compared with the level as of March 31, 2006.

Pictures
--------             (Billions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating     Y144.4     Y204.8       +41.8%    $1,780
 revenue
Operating income (loss)    4.2       (1.2)          -        (10)

The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."


Sales increased 41.8% compared with the same quarter of the previous fiscal year (34% increase on a U.S dollar basis). Sales increased primarily due to the worldwide success of the theatrical release of The Da Vinci Code. Home entertainment revenues also increased due to higher DVD sales of acquired product including Hostel and Final Fantasy VII: Advent Children. Television product revenues increased due to higher advertising and subscription revenues from several international channels.

An operating loss of Y1.2 billion ($10 million) was recorded as compared to operating income of Y4.2 billion in the same quarter of the previous fiscal year. Despite the sales increases noted above, compared to the prior fiscal year's first quarter, an operating loss was recorded primarily as a result of higher marketing costs incurred for upcoming second quarter theatrical releases. In addition, contributions during the current quarter from the prior fiscal year film slate were lower as compared to the same quarter of the previous fiscal year, which included the substantial contribution realized from the DVD release of Hitch. Television operating income declined due to production expenses incurred on new network series for the upcoming fall season partially offset by the higher international channel revenues noted above.

Financial Services
------------------   (Billions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Financial service       Y153.8     Y124.1       -19.3%    $1,079
 revenue
Operating income          21.9        4.6       -79.1         40

Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.


Financial service revenue decreased 19.3% compared with the same quarter of the previous fiscal year, mainly due to a decrease in revenue at Sony Life. Revenue at Sony Life was Y98.1 billion ($853 million), a Y29.5 billion, or 23.1% decrease compared with the same quarter of the previous fiscal year. The main reason for this decrease was lower valuation gains in the general account and the separate account as a result of unfavorable Japanese stock market conditions.

Operating income decreased by Y17.3 billion or 79.1% compared with the same quarter of the previous fiscal year, mainly as a result of a decrease in valuation gains in the general account at Sony Life. Although revenue from insurance premiums at Sony Life increased, operating income at Sony Life decreased by Y19.4 billion or 86.3% to Y3.1 billion ($27 million) mainly as a result of a significant decrease in valuation gains from convertible bonds held in the general account due to unfavorable Japanese stock market conditions.

All Other
---------            (Billions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
                          2005       2006      Change       2006
                                               in Yen
----------              ------     ------      ------     ------
Sales and operating      Y93.1      Y88.1        -5.3%      $766
 revenue
Operating income           5.2        4.7        -9.6         41

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 5.3% compared with the same quarter of the previous fiscal year. This sales decrease reflects the fact that, as a result of the transfer of 51% of the stock in StylingLife, a holding company that comprised six of Sony's retail businesses (see the explanation regarding "Income before income taxes"), the consolidated results for the first quarter within All Other only incorporate results for Sony's retail businesses for the first two months of the quarter through May 31, 2006, as well as a decline in sales at Sony Music Entertainment Japan ("SMEJ").

Sales decreased at SMEJ as a result of a decline in album and singles sales compared to the same quarter of the previous fiscal year. This decrease was attributable to the stronger performance of the previous fiscal year's first quarter releases which included THUMP X by PORNO GRAFFITTI. Best-selling albums and singles during the current quarter included HOME by Angela Aki, FAITH by HYDE and 1000000000000 by T.M. Revolution.

Operating income of Y4.7 billion ($41 million) was recorded, representing a slight decline of Y0.5 billion compared with the same quarter of the previous fiscal year. This was principally a result of the lower sales recorded at SMEJ as noted above.


Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------
The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.

SONY BMG recorded sales revenue of $872 million, a decrease of $147 million compared with the same period of the previous fiscal year, a loss before income taxes of $73 million, a deterioration of $50 million compared to the same quarter of the previous fiscal year, and a net loss of $81 million, a deterioration of $63 million compared with the same period of the previous fiscal year, during the quarter ended June 30, 2006. Loss before income taxes includes $47 million of restructuring charges, a decrease of $46 million year-on-year. This sales decrease and increased loss before income taxes was a result of a year-on-year decrease in unit sales primarily due to the change in timing of several key releases into the second half of the calendar year, and the continued decline in the overall market. As a result, equity in net loss of Y4.6 billion ($40 million) was recorded by Sony. Best selling albums during the quarter included the Dixie Chicks' Taking the Long Way and Tool's 10,000 Days.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG, forming SONY BMG, after approval from, among others, the European Commission competition authorities. On December 3, 2004, an association of independent recorded music companies applied for annulment of the decision to clear the merger. On July 13, 2006, the Court of First Instance overruled the Commission's decision to allow the merger to go forward, requiring the Commission to re-examine the merger. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method.


Cash Flow
---------
The following charts show Sony's unaudited condensed statements of cash flows on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flow - Consolidated (excluding Financial Services segment)
---------------------------------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
Cash flow                      2005      2006    Change     2006
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities  (Y97.3)  (Y189.1)   Y-91.8  ($1,644)
- From investing activities   (70.4)   (100.4)    -30.0     (873)
- From financing activities   (28.4)     95.8    +124.3      833
Cash and cash equivalents     519.7     585.5     +65.7    5,091
 at beginning of the fiscal
 year
Cash and cash equivalents     327.7     381.6     +53.9    3,318
 as of June 30

Operating Activities: During the quarter ended June 30, 2006, although net income was recorded, cash flow from operating activities resulted in a net use of cash primarily as a result of an increase of LCD television inventory in connection with the expansion of Sony's LCD television business and semiconductor inventory for use in PS3, both within the Electronics segment.
In addition, among other factors, there was also an increase in notes and accounts receivable, trade in connection with the increase in sales.

Investing Activities: During the quarter ended June 30, 2006, although cash was generated from the transfer of 51% of the stock in StylingLife (see the explanation regarding "Income before income taxes"), cash was used by Sony within the Electronics segment primarily for the purchase of fixed assets, including semiconductor manufacturing equipment.

As a result, the total amount of cash flow from operating activities and from investing activities was a net use of cash of Y289.5 billion ($2,517 million).

Financing Activities: During the quarter ended June 30, 2006, although cash was used to make dividend payments, Y80.0 billion of long-term debt was raised through syndicated bank loans.

Cash and Cash Equivalents: The total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, was Y381.6 billion ($3,318 million) as of June 30, 2006, a decrease of Y203.9 billion compared to March 31, 2006 and an increase of Y53.9 billion compared with June 30, 2005.

Cash Flow - Financial Services segment
--------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
Cash flow                      2005      2006    Change     2006
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities    Y8.7     Y91.9    Y+83.3     $799
- From investing activities  (150.1)    (40.1)   +110.0     (348)
- From financing activities    62.5       9.4     -53.1       81
Cash and cash equivalents     259.4     117.6    -141.7    1,023
 at beginning of the fiscal
 year
Cash and cash equivalents     180.5     178.8      -1.6    1,555
 as of June 30

Operating Activities: Net cash from operating activities was generated mainly due to an increase in revenue from insurance premiums, reflecting an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities carried out at Sony Life.

Financing Activities: In addition to the increase in policyholders' accounts at Sony Life, there was an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y178.8 billion ($1,555 million) as of June 30, 2006, which was an increase of Y61.2 billion compared to March 31, 2006 and a decrease of Y1.6 billion compared to June 30, 2005.

Notes
-----
Note I: During the quarter ended June 30, 2006, the average value of the yen was Y113.5 against the U.S. dollar and Y142.3 against the Euro, which was 6.0% lower against the U.S. dollar and 5.8% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income
(loss)" in each business segment represents operating income
(loss) recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Outlook for the Fiscal Year ending March 31, 2007
-------------------------------------------------
                                        Change from
                             Current       Previous            April
                           Forecast*    Fiscal Year         Forecast
                           ---------    -----------         --------
Sales and operating   Y8,230 billion            +10%  Y8,200 billion
 revenue
Operating income         130 billion            -43      100 billion
(Restructuring charges    50 billion            -64       50 billion)
 included within
 Operating income
Income before income     150 billion            -48      150 billion
 taxes
Equity in net income      40 billion           +204       40 billion
 of affiliated
 companies
Net income               130 billion             +5      130 billion

*Assumed foreign currency exchange rates for the remainder of the fiscal year: approximately Y113 to the U.S. dollar and approximately Y136 to the Euro.

Effective the first quarter of the fiscal year ending March 31, 2007, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, the forecasts for both sales and operating revenue and operating income for the current fiscal year are being reclassified from Sony's April 2006 forecast to incorporate Y30 billion of anticipated royalty income, compared to Y35.2 billion recorded during the fiscal year ended March 31, 2006. Excluding the impact of this change, Sony's forecast for the current fiscal year is unchanged from that announced on April 27, 2006.

Our forecast for capital expenditures, depreciation and amortization or research and development costs, as per the table below, is unchanged from the forecast of April 27, 2006.

                                        Forecast         Change from
                                                            previous
                                                         fiscal year
                                        --------         -----------
Capital expenditures                Y460 billion                 +20%
 (additions to fixed assets)
Depreciation and amortization*       410 billion                  +7
(Depreciation expenses for           340 billion                  +9)
 tangible assets
* Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
Research and development expenses    550 billion                  +3

Cautionary Statement
--------------------
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to recoup large-scale investment required for technology development, increasing production capacity and by the Game segment for the development and introduction of a new platform; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (ix) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Business Segment Information (Unaudited)
----------------------------
                      (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
  Electronics
   Customers            Y1,034,931  Y1,231,640    +19.0%  $10,710
   Intersegment             93,442      49,252                428
  ----------                ------      ------             ------
   Total                 1,128,373   1,280,892    +13.5    11,138

  Game
   Customers               165,477     117,026    -29.3     1,018
   Intersegment              7,301       5,463                 47
  ----------                ------      ------             ------
   Total                   172,778     122,489    -29.1     1,065

  Pictures
   Customers               144,381     204,751    +41.8     1,780
   Intersegment                  -           -                  -
  ----------                ------      ------             ------
   Total                   144,381     204,751    +41.8     1,780

  Financial Services
   Customers               148,588     118,540    -20.2     1,031
   Intersegment              5,226       5,561                 48
  ----------                ------      ------             ------
   Total                   153,814     124,101    -19.3     1,079

  All Other
   Customers                74,756      72,279     -3.3       628
   Intersegment             18,306      15,860                138
  ----------                ------      ------             ------
   Total                    93,062      88,139     -5.3       766

  Elimination             (124,275)    (76,136)       -      (661)
  ----------                ------      ------             ------
  Consolidated total    Y1,568,133  Y1,744,236    +11.2%  $15,167

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All
Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)       2005        2006   Change      2006
  ----------                ------      ------   ------    ------
  Electronics             Y(26,677)    Y47,419        -%     $412
  Game                      (5,895)    (26,803)       -      (233)
  Pictures                   4,246      (1,165)       -       (10)
  Financial Services        21,923       4,579    -79.1        40
  All Other                  5,233       4,731     -9.6        41
  ----------                ------      ------             ------
  Total                     (1,170)     28,761        -       250

  Corporate and             (5,412)     (1,713)       -       (15)
   elimination
  ----------                ------      ------             ------
  Consolidated total       Y(6,582)    Y27,048        -%     $235

Electronics Sales and Operating Revenue to Customers by Product
Category
                      (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
Audio                     Y117,339    Y116,292     -0.9%   $1,011
Video                      251,331     270,181     +7.5     2,349
Televisions                150,047     262,054    +74.6     2,279
Information and            184,176     213,150    +15.7     1,854
 Communications
Semiconductors              39,373      47,991    +21.9       417
Components                 182,830     204,736    +12.0     1,780
Other                      109,835     117,236     +6.7     1,020
  ----------                ------      ------             ------
Total                   Y1,034,931  Y1,231,640    +19.0%  $10,710

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.
Commencing April 1, 2006, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous fiscal year have been reclassified. The primary change is as shown below;

Main Product          Previous Product      New Product Category
                      Category
------------          ----------------      --------------------
Low-temperature       "Semiconductors"  ->  "Components"
polysilicon thin
film transistor LCD

Chemical component    "Other"           ->  "Components"

Geographic Segment Information (Unaudited)
------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
  Japan                   Y476,970    Y476,198     -0.2%   $4,141
  United States            418,481     447,917     +7.0     3,895
  Europe                   331,125     398,852    +20.5     3,468
  Other Areas              341,557     421,269    +23.3     3,663
  ----------                ------      ------             ------
  Total                 Y1,568,133  Y1,744,236    +11.2%  $15,167

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)
---------------------------------
                      (Millions of yen, millions of U.S. dollars,
                                        except per share amounts)
                                       Three months ended June 30
                              2005        2006   Change      2006
                            ------      ------   ------    ------
Sales and operating                                   %
 revenue:
  Net sales             Y1,397,734  Y1,599,536            $13,909
  Financial service        148,588     118,540              1,031
   revenue
  Other operating           21,811      26,160                227
   revenue
                            ------      ------             ------
                         1,568,133   1,744,236    +11.2    15,167
Costs and expenses:
  Cost of sales          1,096,776   1,212,079             10,540
  Selling, general         349,476     383,887              3,338
   and administrative
  Financial service        126,637     113,951                991
   expenses
  Loss on sale,              1,826       7,271                 63
   disposal or
   impairment of
   assets, net
                            ------      ------             ------
                         1,574,715   1,717,188             14,932

Operating income (loss)     (6,582)     27,048        -       235

Other income:
  Interest and dividends     6,169       7,094                 62
  Foreign exchange               -       2,542                 22
   gain, net
  Gain on sale               2,141       3,901                 34
   of securities
   investments, net
  Gain on change in         17,869      18,046                157
   interest in
   subsidiaries and
   equity investees
  Other                      5,758       4,767                 41
                            ------      ------             ------
                            31,937      36,350                316

Other expenses:
  Interest                   4,846       5,411                 47
  Loss on devaluation          800          16                  0
   of securities
   investments
  Foreign exchange           1,392           -                  -
   loss, net
  Other                      5,414       3,943                 34
                            ------      ------             ------
                            12,452       9,370                 81
                            ------      ------             ------
Income before income        12,903      54,028   +318.7       470
 taxes

  Income taxes              12,051      24,767                216
                            ------      ------             ------
Income before minority         852      29,261 +3,334.4       254
 interest and equity
 in net income of
 affiliated companies

  Minority interest in        (971)        592                  5
   income (loss) of
   consolidated
   subsidiaries

  Equity in net             (9,086)      3,622                 32
   income (loss)
   of affiliated
   companies
                            ------      ------             ------
Net income (loss)          Y(7,263)    Y32,291        -      $281
                            ------      ------             ------
Per share data:
  Common stock
   Net income (loss)
   - Basic                  Y(8.68)     Y32.25        -     $0.28
   - Diluted                 (8.68)      30.75        -      0.27
  Subsidiary
   tracking stock
   Net income
   - Basic*                 449.14           -        -         -

* See Note 3.

Consolidated Balance Sheets (Unaudited)
---------------------------
                      (Millions of yen, millions of U.S. dollars)
                         June 30    March 31     June 30   June 30
      ASSETS                2005        2006        2006      2006
                          ------      ------      ------    ------
Current assets:
  Cash and cash         Y508,103    Y703,098    Y560,400    $4,873
   equivalents
  Marketable             479,801     536,968     461,655     4,014
   securities
  Notes and accounts   1,021,903   1,075,071   1,125,063     9,783
   receivable, trade
  Allowance for          (82,622)    (89,563)    (85,384)     (742)
   doubtful accounts
   and sales returns
  Inventories            702,107     804,724     948,126     8,245
  Deferred income        131,738     221,311     200,966     1,748
   taxes
  Prepaid expenses       433,307     517,915     537,180     4,670
   and other
   current assets
                          ------      ------      ------    ------
                       3,194,337   3,769,524   3,748,006    32,591

Film costs               313,940     360,372     355,609     3,092

Investments and
 advances:
  Affiliated companies   273,221     285,870     296,261     2,576
  Securities           2,746,073   3,234,037   3,235,834    28,138
   investments and
   other
                          ------      ------      ------    ------
                       3,019,294   3,519,907   3,532,095    30,714

Property, plant
 and equipment:
  Land                   183,007     178,844     179,824     1,564
  Buildings              927,776     926,783     945,258     8,220
  Machinery and        2,213,789   2,327,676   2,375,891    20,660
   equipment
  Construction in        118,638     116,149     105,307       916
   progress
  Less-Accumulated    (2,054,443) (2,160,905) (2,167,871)  (18,852)
   depreciation
                          ------      ------      ------    ------
                       1,388,767   1,388,547   1,438,409    12,508
Other assets:
  Intangibles, net       192,902     207,034     204,130     1,775
  Goodwill               288,028     299,024     292,497     2,543
  Deferred insurance     380,238     383,156     385,152     3,349
   acquisition costs
  Deferred income        242,917     178,751     162,078     1,409
   taxes
  Other                  454,050     501,438     407,741     3,547
                          ------      ------      ------    ------
                       1,558,135   1,569,403   1,451,598    12,623
                          ------      ------      ------    ------
                      Y9,474,473 Y10,607,753 Y10,525,717   $91,528
                          ------      ------      ------    ------
 LIABILITIES AND
  STOCKHOLDERS'
  EQUITY
Current liabilities:
  Short-term             Y54,147    Y142,766     Y81,422      $708
   borrowings
  Current portion        162,969     193,555     188,232     1,637
   of long-term debt
  Notes and accounts     758,955     813,332     836,632     7,275
   payable, trade
  Accounts payable,      666,433     854,886     762,463     6,630
   other and accrued
   expenses
  Accrued income          28,550      87,295      40,328       351
   and other taxes
  Deposits from          574,814     599,952     634,950     5,521
   customers in the
   banking business
  Other                  439,507     508,442     491,487     4,274
                          ------      ------      ------    ------
                       2,685,375   3,200,228   3,035,514    26,396

Long-term liabilities:
  Long-term debt         678,303     764,898     868,204     7,550
  Accrued pension        351,141     182,247     175,042     1,522
   and severance
   costs
  Deferred income         76,889     216,497     178,468     1,552
   taxes
  Future insurance     2,521,860   2,744,321   2,799,808    24,346
   policy benefits
   and other
  Other                  244,682     258,609     256,109     2,226
                          ------      ------      ------    ------
                       3,872,875   4,166,572   4,277,631    37,196

Minority interest         27,870      37,101      39,084       340
 in consolidated
 subsidiaries

Stockholders' equity:
  Capital stock          621,717     624,124     624,967     5,434
  Additional           1,134,263   1,136,638   1,138,213     9,898
   paid-in capital
  Retained earnings    1,498,227   1,602,654   1,630,569    14,179
  Accumulated other     (359,796)   (156,437)   (217,044)   (1,887)
   comprehensive
   income
  Treasury stock,         (6,058)     (3,127)     (3,217)      (28)
   at cost
                          ------      ------      ------    ------
                       2,888,353   3,203,852   3,173,488    27,596
                          ------      ------      ------    ------
                      Y9,474,473 Y10,607,753 Y10,525,717   $91,528
                          ------      ------      ------    ------


Consolidated Statements of Cash Flows (Unaudited)
-------------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
                                      2005        2006       2006
                                    ------      ------     ------
Cash flows from operating
 activities:
 Net income (loss)                 Y(7,263)    Y32,291       $281
 Adjustments to reconcile net
  income (loss) to net cash
  used in operating activities:
  Depreciation and amortization,    88,664      91,265        794
   including amortization of
   deferred insurance acquisition
   costs
  Amortization of film costs        53,654      79,320        690
  Accrual for pension and           (1,101)     (1,349)       (12)
   severance costs, less
   payments
  Loss on sale, disposal or          1,826       7,271         63
   impairment of assets, net
  Gain on sale or loss on           (1,341)     (3,885)       (34)
   devaluation of securities
   investments, net
  (Gain) Loss on evaluation of      (1,476)     14,994        130
   marketable securities
   held in the financial
   service business for trading
   purpose
  Gain on change in interest in    (17,869)    (18,046)      (157)
   subsidiaries and equity
   investees
  Deferred income taxes             (2,624)     29,271        255
  Equity in net (income) loss of     9,406      (2,935)       (26)
   affiliated companies, net
   of dividends
  Changes in assets and
   liabilities:
   (Increase) Decrease in           96,786     (64,622)      (562)
    notes and accounts
    receivable, trade
   Increase in inventories         (64,677)   (155,591)    (1,353)
   Increase in film costs          (79,247)    (81,673)      (710)
   Increase (Decrease) in          (50,570)     26,605        231
    notes and accounts
    payable, trade
   Decrease in accrued income      (23,849)    (37,680)      (328)
    and other taxes
   Increase in future insurance     19,248      25,089        218
    policy benefits and other
   Increase in deferred insurance  (16,023)    (14,959)      (130)
    acquisition costs
   (Increase) Decrease in          (13,956)     23,111        201
    marketable securities held in
    the financial service
    business for trading purpose
   (Increase) Decrease in          (30,814)     16,521        144
    other current assets
   Decrease in other current       (65,074)   (116,126)    (1,010)
    liabilities
  Other                             17,668      53,196        463
                                    ------      ------     ------
    Net cash used in operating     (88,632)    (97,932)      (852)
     activities
                                    ------      ------     ------
Cash flows from investing
 activities:
 Payments for purchases of        (114,074)   (132,167)    (1,149)
  fixed assets
 Proceeds from sales of fixed        7,232       6,437         56
  assets
 Payments for investments and     (301,423)   (252,547)    (2,196)
  advances by financial service
  business
 Payments for investments and      (13,136)     (5,888)       (51)
  advances (other than financial
  service business)
 Proceeds from maturities of       169,551     220,449      1,917
  marketable securities,
  sales of securities
  investments and collections
  of advances by financial
  service business
 Proceeds from maturities of         6,347         966          8
  marketable securities,
  sales of securities
  investments and collections
  of advances (other than
  financial service business)
 Proceeds from sales of             22,199      30,298        263
  subsidiaries' and equity
  investees' stocks
 Other                                 173         116          1
                                    ------      ------     ------
   Net cash used in investing     (223,131)   (132,336)    (1,151)
    activities
                                    ------      ------     ------
Cash flows from financing
 activities:
 Proceeds from issuance of             717     105,453        917
  long-term debt
 Payments of long-term debt         (6,644)       (952)        (8)
 Increase (Decrease) in            (11,095)      1,857         16
  short-term borrowings
 Increase in deposits from          66,162      64,907        564
  customers in the financial
  service business
 Increase (Decrease) in call           400     (62,700)      (545)
  money and bills sold in the
  banking business
 Dividends paid                    (12,474)    (12,552)      (109)
 Other                                (414)      1,811         16
                                    ------      ------     ------
   Net cash provided by financing   36,652      97,824        851
    activities
                                    ------      ------     ------
Effect of exchange rate              4,111     (10,254)       (89)
 changes on cash and cash
 equivalents
                                    ------      ------     ------
Net decrease in cash              (271,000)   (142,698)    (1,241)
 and cash equivalents
Cash and cash equivalents at       779,103     703,098      6,114
 beginning of the fiscal year
                                    ------      ------     ------
Cash and cash equivalents at      Y508,103    Y560,400     $4,873
 June 30
                                    ------      ------     ------


(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y115 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2006.

2. As of June 30, 2006, Sony had 942 consolidated subsidiaries
   (including variable interest entities). It has applied the equity accounting method in respect to 59 affiliated companies.

3. Through September 30, 2005, Sony calculated and presented per share data separately for Sony's common stock and for the subsidiary tracking stock applying "two-class" method based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony's common stock. All shares of subsidiary tracking stock were converted to shares of Sony's common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock are not calculated from October 1, 2005.

   Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

   Weighted-average number of             (Thousands of shares)
   outstanding shares               First quarter ended June 30
                                      2005                 2006
   --------------------------       ------               ------
   Net income (loss)
    - Basic                        996,087            1,001,206
    - Diluted                      996,087            1,049,969

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the first quarter of the fiscal year ending March 31, 2006 and 2007 were as follows:

                     (Millions of yen, millions of U.S. dollars)
                                     First quarter ended June 30
                                    ------       ------   ------
                                      2005         2006     2006
                                    ------       ------   ------
Net income (loss)                  Y(7,263)    Y 32,291     $281
 Other comprehensive income
  (loss):
 Unrealized gains (losses) on        8,379      (48,226)    (419)
  securities
 Unrealized gains (losses) on        1,490          (55)      (0)
  derivative instruments
 Minimum pension liabilities          (231)         (36)      (0)
  adjustments
 Foreign currency translation       16,241      (12,290)    (107)
  adjustments
                                    ------       ------   ------
                                    25,879      (60,607)    (526)
                                    ------       ------   ------
Comprehensive income (loss)        Y18,616     Y(28,316)   $(245)
                                    ------       ------   ------

5. Effective the first quarter of the fiscal year ending March 31, 2007, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income
   (loss) and other income for the first quarter of the fiscal year ending March 31, 2006 have been reclassified to conform with the presentation of these items for the first quarter of the fiscal year ending March 31, 2007. Royalty income for the first quarter of the fiscal year ending March 31, 2006 and 2007 was Y8.7 billion and Y8.6 billion, respectively. These amounts were recorded primarily within the Electronics segment.

6. In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123(R)"). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the intrinsic value method prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of adoption of FAS No. 123(R), Sony's operating income decreased Y700 million for the first quarter of the fiscal year ending March 31, 2007.

7. In February 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 155, "Accounting for Certain
   Hybrid Financial Instruments", an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of adoption of FAS No. 155, Sony's operating income decreased approximately Y1.6 billion for the first quarter of the fiscal year ending March 31, 2007. Additionally, on April 1, 2006, Sony recognized Y3,785 million of loss (net of income taxes of Y2,148million) as a cumulative-effect adjustment to beginning retained earnings.

Other Consolidated Financial Data
                   (Millions of yen, millions of U.S. dollars)
                                   First quarter ended June 30
                               2005      2006   Change    2006
                             ------    ------   ------  ------
Capital expenditures        Y97,983  Y134,056    +36.8% $1,166
 (additions to property,
 plant and equipment)
Depreciation and             88,664    91,265     +2.9     794
 amortization expenses*
(Depreciation expenses for  (71,881)  (71,002)    -1.2    (617)
 tangible assets)
R&D expenses                118,388   119,370     +0.8   1,038

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs



Condensed Financial Services Financial Statements (Unaudited)
-------------------------------------------------
The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Statements of Income
------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
Financial Services               2005       2006   Change    2006
                               ------     ------   ------  ------
                                                        %
Financial service revenue    Y153,814   Y124,101    -19.3  $1,079
Financial service expenses    131,891    119,522     -9.4   1,039
                               ------     ------           ------
Operating income               21,923      4,579    -79.1      40
Other income (expenses), net     (117)       (57)       -      (1)
                               ------     ------           ------
Income before income taxes     21,806      4,522    -79.3      39
Income taxes and other          9,734      1,401    -85.6      12
                               ------     ------           ------
Net income                    Y12,072     Y3,121    -74.1     $27
                               ------     ------           ------

                      (Millions of yen, millions of U.S. dollars)
Sony without Financial                 Three months ended June 30
 Services                        2005       2006   Change    2006
                               ------     ------   ------  ------
                                                        %
Net sales and operating    Y1,421,493 Y1,628,283    +14.5 $14,159
 revenue
Costs and expenses          1,450,404  1,606,130    +10.7  13,966
                               ------     ------           ------
Operating income (loss)       (28,911)    22,153        -     193
Other income                   20,009     33,465    +67.2     291
 (expenses), net
                               ------     ------           ------
Income (loss) before           (8,902)    55,618        -     484
 income taxes
Income taxes and other         10,432     20,173    +93.4     176
                               ------     ------           ------
Net income (loss)            Y(19,334)   Y35,445        -    $308
                               ------     ------           ------

                      (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
Consolidated                     2005       2006   Change    2006
                               ------     ------   ------  ------
                                                        %
Financial service revenue    Y148,588   Y118,540    -20.2  $1,031
Net sales and operating     1,419,545  1,625,696    +14.5  14,136
 revenue
                               ------     ------           ------
                            1,568,133  1,744,236    +11.2  15,167
Costs and expenses          1,574,715  1,717,188     +9.0  14,932
                               ------     ------           ------
Operating income (loss)        (6,582)    27,048        -     235
Other income                   19,485     26,980    +38.5     235
 (expenses), net
                               ------     ------           ------
Income before income taxes     12,903     54,028   +318.7     470
Income taxes and other         20,166     21,737     +7.8     189
                               ------     ------           ------
Net income (loss)             Y(7,263)   Y32,291        -    $281
                               ------     ------           ------


Condensed Balance Sheet
-----------------------
                        (Millions of yen, millions of U.S. dollars)
Financial Services    June 30    March 31       June 30     June 30
    ASSETS               2005        2006          2006        2006
                       ------      ------        ------      ------
Current assets:
  Cash and cash      Y180,452    Y117,630      Y178,848      $1,555
   equivalents
  Marketable          475,728     532,895       454,081       3,948
   securities
  Other               178,894     200,929       217,525       1,892
                       ------      ------        ------      ------
                      835,074     851,454       850,454       7,395

Investments and     2,644,653   3,128,748     3,146,583      27,362
 advances
Property, plant and    33,866      37,422        38,056         331
 equipment
Other assets:
  Deferred insurance  380,238     383,156       385,152       3,349
   acquisition costs
  Other               104,991     164,827        96,223         837
                       ------      ------        ------      ------
                      485,229     547,983       481,375       4,186
                       ------      ------        ------      ------
                   Y3,998,822  Y4,565,607    Y4,516,468     $39,274
                       ------      ------        ------      ------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term          Y42,346    Y136,723       Y82,917        $721
   borrowings
  Notes and accounts    8,232      11,707        12,516         109
   payable, trade
  Deposits from       574,814     599,952       634,950       5,521
   customers in the
   banking business
  Other               112,359     169,956       150,784       1,311
                       ------      ------        ------      ------
                      737,751     918,338       881,167       7,662

Long-term liabilities:
  Long-term debt      134,879     128,097       127,284       1,107
  Accrued pension and  14,685      13,479        13,438         117
   severance costs
  Future insurance  2,521,860   2,744,321     2,799,808      24,346
   policy benefits
   and other
  Other               149,169     173,354       152,709       1,328
                       ------      ------        ------      ------
                    2,820,593   3,059,251     3,093,239      26,898

Minority interest       5,402       4,089         4,123          36
 in consolidated
 subsidiaries
Stockholders'         435,076     583,929       537,939       4,678
 equity
                       ------      ------        ------      ------
                   Y3,998,822  Y4,565,607    Y4,516,468     $39,274
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
Sony without          June 30    March 31       June 30     June 30
 Financial Services      2005        2006          2006        2006
                       ------      ------        ------      ------
    ASSETS
Current assets:
  Cash and cash      Y327,651    Y585,468      Y381,552      $3,318
   equivalents
  Marketable            4,073       4,073         7,574          66
   securities
  Notes and accounts  865,106     973,675     1,023,490       8,900
   receivable, trade
  Other             1,189,093   1,393,306     1,539,698      13,388
                       ------      ------        ------      ------
                    2,385,923   2,956,522     2,952,314      25,672

Film costs            313,940     360,372       355,609       3,092
Investments and       465,380     477,089       470,454       4,091
 advances
Investments in        187,400     187,400       187,400       1,630
 Financial Services,
 at cost
Property, plant     1,354,901   1,351,125     1,400,353      12,177
 and equipment
Other assets        1,199,863   1,059,786     1,008,794       8,772
                       ------      ------        ------      ------
                   Y5,907,407  Y6,392,294    Y6,374,924     $55,434
                       ------      ------        ------      ------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term         Y191,677    Y225,082      Y220,448      $1,917
   borrowings
  Notes and accounts  752,804     804,394       825,028       7,174
   payable, trade
  Other             1,040,032   1,299,809     1,172,416      10,195
                       ------      ------        ------      ------
                    1,984,513   2,329,285     2,217,892      19,286

Long-term liabilities:
  Long-term debt      626,821     701,372       804,854       6,999
  Accrued pension     336,456     168,768       161,604       1,405
   and severance
   costs
  Other               296,385     352,457       332,586       2,892
                       ------      ------        ------      ------
                    1,259,662   1,222,597     1,299,044      11,296

Minority interest      22,517      32,623        34,572         301
 in consolidated
 subsidiaries
Stockholders'       2,640,715   2,807,789     2,823,416      24,551
 equity
                       ------      ------        ------      ------
                   Y5,907,407  Y6,392,294    Y6,374,924     $55,434
                       ------      ------        ------      ------


                        (Millions of yen, millions of U.S. dollars)
Consolidated          June 30    March 31       June 30     June 30
    ASSETS               2005        2006          2006        2006
                       ------      ------        ------      ------
Current assets:
  Cash and cash      Y508,103    Y703,098      Y560,400      $4,873
   equivalents
  Marketable          479,801     536,968       461,655       4,014
   securities
  Notes and accounts  939,281     985,508     1,039,679       9,041
   receivable, trade
  Other             1,267,152   1,543,950     1,686,272      14,663
                       ------      ------        ------      ------
                    3,194,337   3,769,524     3,748,006      32,591

Film costs            313,940     360,372       355,609       3,092
Investments and     3,019,294   3,519,907     3,532,095      30,714
 advances
Property, plant     1,388,767   1,388,547     1,438,409      12,508
 and equipment
Other assets:
  Deferred            380,238     383,156       385,152       3,349
   insurance
   acquisition
   costs
  Other             1,177,897   1,186,247     1,066,446       9,274
                       ------      ------        ------      ------
                    1,558,135   1,569,403     1,451,598      12,623
                       ------      ------        ------      ------
                   Y9,474,473 Y10,607,753   Y10,525,717     $91,528
                       ------      ------        ------      ------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term         Y217,116    Y336,321      Y269,654      $2,345
   borrowings
  Notes and accounts  758,955     813,332       836,632       7,275
   payable, trade
  Deposits from       574,814     599,952       634,950       5,521
   customers in the
   banking business
  Other             1,134,490   1,450,623     1,294,278      11,255
                       ------      ------        ------      ------
                    2,685,375   3,200,228     3,035,514      26,396

Long-term liabilities:
  Long-term debt      678,303     764,898       868,204       7,550
  Accrued pension     351,141     182,247       175,042       1,522
   and severance
   costs
  Future insurance  2,521,860   2,744,321     2,799,808      24,346
   policy benefits
   and other
  Other               321,571     475,106       434,577       3,778
                       ------      ------        ------      ------
                    3,872,875   4,166,572     4,277,631      37,196

Minority interest      27,870      37,101        39,084         340
 in consolidated
 subsidiaries
Stockholders'       2,888,353   3,203,852     3,173,488      27,596
 equity
                       ------      ------        ------      ------
                   Y9,474,473 Y10,607,753   Y10,525,717     $91,528
                       ------      ------        ------      ------

Condensed Statements of Cash Flows
----------------------------------
                        (Millions of yen, millions of U.S. dollars)
                                         Three months ended June 30
Financial Services                    2005         2006        2006
                                    ------       ------      ------
Net cash provided by operating      Y8,650      Y91,910        $799
 activities
Net cash used in investing        (150,060)     (40,061)       (348)
 activities
Net cash provided by financing      62,491        9,369          81
 activities
                                    ------       ------      ------
Net increase (decrease) in cash    (78,919)      61,218         532
 and cash equivalents
Cash and cash equivalents at       259,371      117,630       1,023
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents         Y180,452     Y178,848      $1,555
 at June 30
                                    ------       ------      ------

                        (Millions of yen, millions of U.S. dollars)
Sony without Financial                   Three months ended June 30
 Services                             2005         2006        2006
                                    ------       ------      ------
Net cash used in operating        Y(97,332)   Y(189,114)    $(1,644)
 activities
Net cash used in investing         (70,426)    (100,376)       (873)
 activities
Net cash provided by (used in)     (28,434)      95,828         833
 financing activities
Effect of exchange rate changes      4,111      (10,254)        (89)
 on cash and cash equivalents
                                    ------       ------      ------
Net decrease in cash              (192,081)    (203,916)     (1,773)
 and cash equivalents
Cash and cash equivalents at       519,732      585,468       5,091
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents         Y327,651     Y381,552      $3,318
 at June 30
                                    ------       ------      ------

                        (Millions of yen, millions of U.S. dollars)
                                         Three months ended June 30
Consolidated                          2005         2006        2006
                                    ------       ------      ------
Net cash used in operating        Y(88,632)    Y(97,932)      $(852)
 activities
Net cash used in investing        (223,131)    (132,336)     (1,151)
 activities
Net cash provided by financing      36,652       97,824         851
 activities
Effect of exchange rate changes      4,111      (10,254)        (89)
 on cash and cash equivalents
                                    ------       ------      ------
Net decrease in cash              (271,000)    (142,698)     (1,241)
 and cash equivalents
Cash and cash equivalents at       779,103      703,098       6,114
 beginning of the fiscal year
                                    ------       ------      ------
Cash and cash equivalents         Y508,103     Y560,400      $4,873
 at June 30
                                    ------       ------      ------



Investor Relations Contacts:
----------------------------
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Takao Yuhara          Justin Hill/       Chris Hohman/
                      Miki Emura         Shinji Tomita
+81-(0)3-5448-2180    +1-212-833-6722    +44-(0)20-7444-9713

Home Page: http://www.sony.net/IR/